F-21

EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS EXCEPT PER SHARE DATA)
	2004	2003	2002
Net earnings (1)	$15,441	$15,477	$8,690

Weighted average common shares outstanding (2)	6,821	6,820	6,839

Common share equivalents relating to stock options	2	1	1

Adjusted common and common equivalent
shares for computation (3)	6,823	6,821	6,840

Net earnings per share:
Basic (1/2)	$2.26	$2.27	$1.27

Diluted (1/3)	$2.26	$2.27	$1.27